December 13, 2024

William Westbrook
Chief Executive Officer
Ex-Im America Ltd.
4040 Broadway
San Antonio, TX 78209

        Re: Ex-Im America Ltd.
            Offering Statement on Form 1-A
            Filed December 9, 2024
            File No. 024-12542
Dear William Westbrook:

        Our initial review of your offering statement indicates that it fails to comply with the requirements of Regulation A and Form 1-A. More specifically, your filing does not include an interim balance sheet as of a date no earlier than six months after the most recently completed fiscal year end, as required by Part F/S of Form 1-A.

       We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses this deficiency.



       Please contact Mitchell Austin at 202-551-3574 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology